As filed with the Securities and Exchange Commission on April 25, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)
of the Securities Exchange Act of 1934

DELTA AIR LINES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $1.50 Per Share
(Title of Class of Securities Underlying Options)

247361108
(CUSIP Number of Class of Securities)

Robert S. Harkey
Senior Vice President-General Counsel & Secretary
Delta Air Lines, Inc.
Hartsfield Atlanta International Airport
Atlanta, Georgia 30320
Telephone: (404) 715-2600
Facsimile: (404) 715-2233
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of Filing Person)

Copy to:
Elizabeth G. Wren, Esq.
Kilpatrick Stockton LLP
3500 One Wachovia Center
301 S. College Street
Charlotte, North Carolina 28202
(704) 338-5123

Calculation of Filing Fee*

Transaction Valuation*	Amount of Filing Fee

Not Applicable	Not Applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable

Form or Registration No.: Not Applicable	Date Filed: Not Applicable

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	Third-party tender offer subject to Rule 14d-1.

[X]	Issuer tender offer subject to Rule 13e-4.

[ ]	Going-private transaction subject to Rule 13e-3.

[ ]	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is in the final amendment reporting the results of the tender offer. [ ]

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Attached is information presented today to employees on Delta’s intranet concerning a proposal submitted for the approval of shareowners at Delta’s Annual Meeting of Shareowners on April 25, 2003 (the “Meeting”) to amend Delta’s 2000 Performance Compensation Plan, DeltaShare Stock Option Plan and Pilots Stock Option Plan to authorize Delta to undertake a stock option exchange program (the “Exchange Program”) and the preliminary voting results on the proposals submitted to shareowners for approval at the Meeting.

The information does not constitute an offer to holders of options to purchase Delta Common Stock to exchange their options. At the time the Exchange Program is commenced, Delta will provide to option holders who are eligible to participate in the Exchange Program written materials explaining the terms, conditions and timing of the Exchange Program. Persons who are eligible to participate in the Exchange Program should read these written materials carefully when they become available because they will contain important information about the Exchange Program. Delta will also post these written materials on its website, www.delta.com, and file the materials with the Securities and Exchange Commission as part of a tender offer statement. Delta shareowners and option holders will be able to obtain these written materials and other documents filed by Delta with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Item 12. Exhibits.

Exhibit No.	Description

99.3	NewsLine Regarding Stock Option Exchange Program.

99.4	NewsLine Regarding Preliminary Voting Results for Delta’s Annual Meeting of Shareowners.

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